So 10/4/05

AM 10-4-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


05044126

SEC FILE NUMBER
8- 13336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
OCT 0 3 2005
185
PROCESSING
SECTION

REPORT FOR THE PERIOD BEGINNING _____08/01/04_____ AND ENDING _____07/31/05_____

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. D. Andrews Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 W. Lancaster Avenue

(No. and Street)

Haverford,   PA   19041

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack J. Grinspan   (610) 527-9400

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips

(Name – if individual, state last, first, middle name)

1077 Rydal Road, Suite 200, Rydal,   PA   19046

(Address)   (City)   (State)   (Zip Code)

PROCESSED
OCT 0 5 2005
THOMSON
FINANCIAL

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack J. Grinspan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. D. Andrews Company _____ , as of _____ July 31, 2005 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA	
NOTARIAL SEAL	
CHRISTOPHER MITCHELL, Notary Public	
West Chester Boro., Chester County	
My Commission Expires February 4, 2008	

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>J. D. ANDREWS CO.</u>

<u>FINANCIAL REPORT</u>

<u>JULY 31, 2005</u>

Cunningham, Porter and Phillips

J. D. ANDREWS CO.

TABLE OF CONTENTS

Cunningham, Porter and Phillips



Cunningham, Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
J. D. Andrews Co.

We have audited the accompanying statement of financial condition of J. D. Andrews Co. (an S Corporation) as of July 31, 2005 and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. D. Andrews Co. as of July 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 18, 2005

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2005

ASSETS

Cash in Bank	$ 38,822
Commissions Receivable	6,502
Investment in Marketable Securities, at Market Value	24,790
Prepaid Taxes	2,756
Prepaid Expenses	2,922
Furniture and Equipment, at cost, less accumulated depreciation of $7,120	1,882
TOTAL ASSETS	**$ 77,674**

The accompanying notes are an integral part of the financial statements.

2

Cunningham, Porter and Phillips

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions Payable	$ 11,332	
Taxes Payable	1,043	
Accrued Expenses	2,282	
TOTAL LIABILITIES		$ 14,657

STOCKHOLDERS' EQUITY

Common Stock - 400 Shares Authorized and Issued, 200 Shares Outstanding; Par Value $100	40,000	
Contributed Capital	1,000	
Retained Earnings	36,586	
Less: Treasury Stock - 200 Shares at Cost	(18,064)	
Net Unrealized Gain (Loss) on Marketable Securities	3,495	
TOTAL STOCKHOLDERS' EQUITY		63,017
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 77,674

The accompanying notes are an integral part of the financial statements.

3

Cunningham, Porter and Phillips

J. D. ANDREWS CO.

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED JULY 31, 2005

REVENUES

Mutual Funds Commissions	$ 127,030	
Insurance Commissions	4,585	
Dividends	376	
TOTAL REVENUES		$ 131,991

EXPENSES

Commissions - Mutual Funds	78,548	
Commissions - Insurance	3,202	
Rent	16,700	
Salaries	10,035	
Insurance	3,474	
Telephone	2,299	
Professional Fees	9,809	
Office Expenses	3,488	
Dues and Fees	2,298	
Taxes	1,851	
Electric	1,708	
Depreciation	234	
Other Expenses	161	
TOTAL EXPENSES		133,807
NET INCOME (LOSS) BEFORE CORPORATE INCOME TAXES		(1,816)
PROVISION FOR CORPORATE INCOME TAXES		0
NET INCOME (LOSS) TRANSFERRED TO RETAINED EARNINGS		(1,816)

OTHER COMPREHENSIVE INCOME (LOSS)

Unrealized Gain (Loss) on Marketable Securities		4,905
COMPREHENSIVE INCOME (LOSS)		$ 3,089

The accompanying notes are an integral part of the financial statements.

Cunningham, Porter and Phillips

J. D. ANDREWS CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance at August 1, 2004	$ 40,000	$ 1,000	$ 38,402	$ (18,064)	$ (1,410)	$ 59,928
Net Income (Loss)			(1,816)			(1,816)
Unrealized Gain (Loss) on Marketable Securities					4,905	4,905
Balance at July 31, 2005	$ 40,000	$ 1,000	$ 36,586	$ (18,064)	$ 3,495	$ 63,017

The accompanying notes are an intergral part of the financial statements.

5

Cunningham, Porter and Phillips

J. D. ANDREWS CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,816)	
Adjustments to Reconcile Net Income (Loss) to Net Cash		
Provided By (Used By) Operating Activities:		
Depreciation	234	
(Increase) Decrease In:		
Commissions Receivable	5,767	
Prepaid Taxes	(1,673)	
Prepaid Expenses	(1,508)	
Increase (Decrease) In:		
Commissions Payable	(12,669)	
Taxes Payable	55	
Accrued Expenses	1,638	
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		$ (9,972)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment	(2,116)	
Purchase of Investments	(376)	
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		(2,492)
NET INCREASE (DECREASE) IN CASH		(12,464)
CASH AT AUGUST 1, 2004		51,286
CASH AT JULY 31, 2005		$ 38,822

The accompanying notes are an integral part of the financial statements.

6

Cunningham, Porter and Phillips

J. D. ANDREWS CO.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J. D. Andrews Co. (Company) was incorporated on May 31, 1967, as a registered broker-dealer, and sells exclusively mutual funds and insurance products.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits with financial institutions.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are:

Furniture and Fixtures	7 Years
Equipment	5 Years

The Company has elected to expense the cost of new depreciable property under Section 179 of the Internal Revenue Code. This convention is not in accordance with generally accepted accounting principles. The effect of this departure is not material to the financial statements taken as a whole.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. The unrealized gain or (loss) in the fair market value in relation to cost is accounted for as a separate item in the shareholder's equity section of the balance sheet.

Cost	$21,295
Unrealized Gain (Loss)	3,495
Fair Value	$24,790

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cunningham, Porter and Phillips

2. **COMMISSIONS RECEIVABLE**

Commissions receivable consist of amounts due from mutual funds sales due within 30 days.

3. **INCOME TAXES**

The Company has elected by unanimous consent of its stockholders to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

4. **NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2005, the Company had net capital of $53,588, which was $48,588 in excess of its required net capital of $5,000. The Company's net capital ratio was .27 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The Company has available at its office a copy of its most recent annual report Form X-17a-5 Focus Report – Part IIA audited and certified by independent public accountants to be examined or copied.

5. **OPERATING LEASE COMMITMENTS**

The Company entered into a lease agreement with an initial two-year term for new office facilities commencing October 1, 2001, and ending September 30, 2003, with options to renew annually.

The future minimum lease payments are as follows for the years ending July 31:

2006	$16,800
2007	2,800
	$19,600

6. **RELATED PARTY TRANSACTIONS**

As of July 31, 2005, commissions due to stockholders equaled $5,684. Total commissions paid to stockholders for the year ended July 31, 2005, equaled $51,504.

7. **EXEMPTIVE PROVISIONS**

The Company has a limited business, it sells exclusively mutual funds and insurance products, and is exempt from SEC Rule 15c3-3 under section K-1.

Cunningham, Porter and Phillips

SUPPLEMENTARY INFORMATION

J. D. ANDREWS CO.

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

JULY 31, 2005

STOCKHOLDERS' EQUITY		$ 63,017
DEDUCT: NON-ALLOWABLE ASSETS		
12B-1 Fees Receivable	$ 490	
Prepaid Taxes	2,756	
Prepaid Expenses	2,922	
Office Equipment - Net of Accumulated Depreciation	1,882	
TOTAL NON-ALLOWABLE ASSETS		8,050
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		54,967
HAIRCUT		1,379
NET CAPITAL		53,588
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 48,588

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

9

Cunningham, Porter and Phillips

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA ⊞12⊟

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) ☐x 16☐   2) Rule 17a-5(b) ☐ 17☐   3) Rule 17a-11 ☐ 18☐
4) Special request by designated examining authority ☐ 19☐   5) Other ☐ 26☐

NAME OF BROKER-DEALER	SEC FILE NO.
	8-13336 ☐14☐
J. D. Andrews Company ☐13☐	FIRM I.D. NO.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	451 ☐15☐
551 West Lancaster Avenue ☐20☐	FOR PERIOD BEGINNING (MM/DD/YY)
(No. and Street)	08-01-04 ☐24☐
	AND ENDING (MM/DD/YY)
Haverford, ☐21☐ PA ☐22☐ 19041 ☐23☐	07-31-05 ☐25☐
(City) (State) (Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code) — Telephone No.
Jack J. Grinspan ☐30☐	(610) 527-9400 ☐31☐

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

	☐32☐		☐33☐
	☐34☐		☐35☐
	☐36☐		☐37☐
	☐38☐		☐39☐

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES ☐ 40☐ NO ☐X 41☐

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT ☐X 42☐

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____26_____ day of ___SEPT___ 20_05_

Manual signatures of:

1) _____*Jack J Grinspan*_____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Cunningham, Porter and Phillips | 70 |

ADDRESS

1077 Rydal Road, Suite 200 | 71 | Rydal, | 72 | PA | 73 | 19046 | 74 |

| Number and Street | City | State | . Zip Code |

CHECK ONE

[X] Certified Public Accountant | 75 | **FOR SEC USE**

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	J. D. Andrews Company	N 3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 07/31/05 | 99 |
SEC FILE NO. 8-13336 | 98 |
Consolidated | 198 |
Unconsolidated | 199 |

		Allowable		Non-Allowable		Total	
1.	Cash	$38,822	200			$38,822	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers	6,012	355	490	600	6,502	830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	24,790	424				
	E. Spot commodities		430			24,790	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,882	680	1,882	920
11.	Other assets		535	5,678	735	5,678	930
12.	TOTAL ASSETS	$69,624	540	$8,050	740	$77,674	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	J. D. Andrews Company	as of 07/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ᵢ₃	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	ᵢ₀ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	14,657 [1205]	[1385]	14,657 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ᵢ₂	[1390] ᵢ₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ₃ $ [970]			
2. includes equity subordination (15c3-1(d)) of... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 14,657 [1230]	$ [1450]	$ 14,657 [1760]

Ownership Equity

21. Sole Proprietorship		ᵢ₅ $	[1770]
22. Partnership (limited partners)	ᵢ₁ ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock		40,000	[1792]
C. Additional paid-in capital		1,000	[1793]
D. Retained earnings		40,081	[1794]
E. Total		81,081	[1795]
F. Less capital stock in treasury		ᵢ₆ (18,064)	[1796]
24. TOTAL OWNERSHIP EQUITY		$ 63,017	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 77,674	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	J. D. Andrews Company	as of 7/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 63,017 [3480]
2. Deduct ownership equity not allowable for Net Capital .... 19 ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 63,017 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 63,017 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... 17 $ 8,050 [3540]
   B. Secured demand note delinquency .... [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... [3600]
   D. Other deductions and/or charges .... [3610] (8,050) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... 20 $ 54,967 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments ....$ [3660]
   B. Subordinated securities borrowings .... [3670]
   C. Trading and investment securities:
      1. Exempted securities .... 18 [3735]
      2. Debt securities .... [3733]
      3. Options .... [3730]
      4. Other securities .... 1,379 [3734]
   D. Undue Concentration .... [3650]
   E. Other (List) .... [3736] (1,379) [3740]

10. Net Capital .... $ 53,588 [3750]

OMIT PENNIES

30

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	J. D. Andrews Company	as of 7/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19) .... $ 977 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ 5,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 48,588 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... ²²$ 52,122 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 14,657 [3790]
17. Add:
    A. Drafts for immediate credit .... ²¹$ _____ [3800]
    B. Market value of securities borrowed for which no equivalent value
       is paid or credited .... $ _____ [3810]
    C. Other unrecorded amounts (List) .... $ _____ [3820] $ _____ [3830]
18. Total aggregate indebtedness .... $ 14,657 [3840]
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... % 27 [3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % _____ [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
    prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ _____ [3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A) .... ²³$ _____ [3880]
23. Net capital requirement (greater of line 21 or 22) .... $ _____ [3760]
24. Excess capital (line 10 less 23) .... $ _____ [3910]
25. Net capital in excess of the greater of:
    A. 5% of combined aggregate debit items or $120,000 .... $ _____ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
    subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement , or
    2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form
    and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
    assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	J. D. Andrews Company

For the period (MMDDYY) from 8 / 1 / 0 [3932] to 7 / 31 / 05 [3933]
Number of months included in this statement _____ 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... 25 _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... 26 _____ [3955]
5. Revenue from sale of investment company shares .... 127,030 [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 9,866 [3995]
9. Total revenue .... $ 136,896 [4030]

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... 94,325 [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... _____ [4195]
15. Other expenses .... 39,482 [4100]
16. Total expenses .... $ 133,807 [4200]

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 3,089 [4210]
18. Provision for Federal income taxes (for parent only) .... 23 _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 3,089 [4230]

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ 4,170 [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	J. D. Andrews Company

For the period (MMDDYY) from 8 / 1 / 04 to 7 / 31 / 05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 59,928 | 4240 |
   A. Net income (loss) .... 3,089 | 4250 |
   B. Additions (Includes non-conforming capital of .... ₂₉ $_____ | 4262 |) | 4260 |
   C. Deductions (Includes non-conforming capital of .... $_____ | 4272 |) | 4270 |

2. Balance, end of period (From item 1800) .... $ 63,017 | 4290 |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... ₃₀ $_____ | 4300 |
   A. Increases .... | 4310 |
   B. Decreases .... | 4320 |

4. Balance, end of period (From item 3520) .... $_____ | 4330 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	J. D. Andrews Company	as of 7/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... X [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm [4335] [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals



Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 2OO · 1O77 RYDAL RD. · RYDAL PA 19O46-1793 · TEL: (215) 572-74OO · FAX (215) 572-7448

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
J. D. Andrews Co.

In planning and performing our audit of the financial statements of J. D. Andrews Co. for the year ended July 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cunningham, Porter & Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 18, 2005

Cunningham, Porter and Phillips